(As filed September 8, 1999)
                                                               File No. 70-9525
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                   -------------------------------------------

                                   FORM U-1/A
                                 Amendment No. 1
                                       to
                             APPLICATION-DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                      NATIONAL FUEL GAS SUPPLY CORPORATION
                               10 Lafayette Square
                             Buffalo, New York 14203

                          NATIONAL FUEL RESOURCES, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                          SENECA RESOURCES CORPORATION
                              UPSTATE ENERGY, INC.
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)
                   -------------------------------------------

                               Philip C. Ackerman
                                    President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)
                   -------------------------------------------

               The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

                  James R. Peterson, Esq.         Robert J. Reger, Jr., Esq.
                  Assistant Secretary             Andrew F. MacDonald, Esq.
                  National Fuel Gas Company       Thelen Reid & Priest LLP
                  10 Lafayette Square             40 West 57th Street
                  Buffalo, New York 14203         New York, New York 10019

         The Application-Declaration heretofore filed in this proceeding on July

6, 1999, is hereby amended and restated in its entirety to read as follows:

ITEM 1.       DESCRIPTION OF PROPOSED TRANSACTIONS.
              ------------------------------------

         1.1    Description of Applicants' Business.
                -----------------------------------

         National Fuel Gas Company ("National") is a public-utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its direct and indirect subsidiaries, National is engaged in all phases of the natural gas business, namely: exploration,

production, purchasing, gathering, processing, transportation, storage, retail distribution and wholesale and retail marketing. National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation

("Distribution"), a gas-utility company which sells natural gas at retail and provides natural gas transportation services through a local distribution system to nearly 731,000 customers in western New York and northwestern Pennsylvania.

National's principal gas-related non-utility subsidiaries include National Fuel

Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"),

National Fuel Resources, Inc. ("Resources"), and Upstate Energy, Inc. (formerly

Niagara Energy Trading Inc.) ("Upstate Energy"). National also indirectly holds one-third general partnership interests in Independence Pipeline Company

("Independence Pipeline") and in DirectLink Gas Marketing Company

("DirectLink").

         Supply, an interstate pipeline company, transports and stores natural gas for Distribution and for other utilities, pipelines, marketers and large industrial customers in the northeastern United States. Supply owns and operates a 3,136-mile pipeline network that extends generally from southwestern

Pennsylvania to the U.S.-Canada border at Niagara Falls. It is regulated by the

Federal Energy Regulatory Commission ("FERC") as a natural gas company under the

Natural Gas Act of 1938.

         Seneca is engaged in the business of exploration and development of natural gas and oil producing reserves, chiefly in the on-shore and off-shore

Gulf Coast region of Texas, Louisiana and Alabama, the Appalachian region, the

Rocky Mountain region (Wyoming) and in California.

         Resources markets natural gas, electricity and other forms of energy to approximately 5,400 industrial, commercial and residential customers under long-term agreements, and provides other related energy services to these end-use customers. Upstate Energy, which was formed in 1997,(fn1) engages in wholesale natural gas marketing and related activities. Neither Resources nor

Upstate Energy owns or operates facilities for the distribution of gas at retail or for the generation, transmission or distribution of electricity for sale.

         Independence Pipeline was formed to construct, own and operate a

370-mile 36-inch diameter pipeline running from Defiance, Ohio to the Leidy,

Pennsylvania hub, where it will interconnect with Supply and other interstate pipeline carriers. The Independence Pipeline was planned, in large part, to help move western Canadian gas entering the Chicago market center to New York and other East Coast markets, including the rapidly expanding gas-fired electric generation market in the northeast United States. The project has a planned in-service date of late 2000. DirectLink has agreed to purchase firm transportation services from Independence Pipeline and other interstate pipeline companies, and plans to purchase and sell gas and engage in related non-utility transactions.(fn2)


-----------------------------
(fn1) Upstate Energy is a "gas-related company" within the meaning of Rule 58. As such, its activities are limited to the United States.

(fn2) See National Fuel Gas Company, et al., Holding Co. Act Rel. No. 26840 (March 13, 1998).

         For the twelve months ended March 31, 1999, National had operating revenues of approximately $1.2 billion, of which $806 million were attributable to regulated utility gas sales, $169 million to pipeline and storage operations,

and $140 million to exploration and production activities. As of March 31, 1999,

National and its subsidiaries had total assets of approximately $2.85 billion,

including $909 million in net utility (i.e., distribution) plant, $462 million in net pipeline and storage plant, and $677 million in net exploration and production property, plant and equipment.

         1.2    Proposed Transactions.
                ---------------------

         National, through Supply, Seneca, Resources and Upstate Energy

(collectively, the "Non-Utility Subsidiaries"), herein requests authority to acquire from time to time through December 31, 2003 (the "Authorization

Period"), in one or more transactions, the equity and debt securities of one or more companies that are engaged in or are formed to engage in certain categories of non-utility gas-related operations outside the United States ("Foreign Energy

Affiliates"). In general, these operations would be substantially similar to those that the Non-Utility Subsidiaries now engage in, directly, in the United

States. National and the Non-Utility Subsidiaries propose to invest up to $300 million in the securities of Foreign Energy Affiliates (the "Investment

Limitation"). In addition, Resources and Upstate Energy request authority to engage directly in marketing and brokering and related activities in Canada.

         Specifically, Seneca, directly or through one or more intermediate subsidiaries to be formed by Seneca specifically for such purpose, proposes to acquire the securities of or other interests in entities that are engaged in natural gas and oil exploration and production operations ("Exploration &

Production Activities") in Canada and, subject to a request for a reservation of jurisdiction, other countries as well. Resources and Upstate Energy, also directly or through one or more intermediate subsidiaries formed for such purpose, propose to engage in, or to acquire the securities of or other interests in one or more entities that are engaged in, brokering and marketing of natural gas and other energy commodities and incidental and related activities ("Marketing & Brokering Activities") in Canada and, subject to a request for a reservation of jurisdiction, in other countries outside the United

States and Canada. Supply proposes to acquire, directly or indirectly through intermediate subsidiaries, the securities of or other interests in companies formed to construct and operate new pipeline and gas storage facilities

("Pipeline & Storage Activities") in Canada and other foreign countries.


         Exploration & Production Activities: As indicated, Seneca is engaged in
         -----------------------------------

gas and oil exploration and production activities in several major U.S. supply basins, including the Gulf Coast region, the Appalachian region, the Rocky

Mountain region, and California. Seneca is currently authorized to use proceeds of National system money pool borrowings to explore for and develop additional reserves that can be made available as a source of gas for the National system or that can be transported to or through the National system and sold to industrial customers and other large end users (including electric generators).(fn3) Subject to the Investment Limitation, Seneca proposes to acquire the securities of or other interests in one or more Foreign Energy

Affiliates that are engaged or will engage in Exploration & Production

Activities in Canada. The operations of any such companies will be substantially similar to those of Seneca in the United States. Seneca requests that the

Commission reserve jurisdiction over investments in Foreign Energy Affiliates that are engaged in Exploration & Production Activities outside of the United

States and Canada.



----------------------------

(fn3) See National Fuel Gas Company, et al., Holding Company Act Rel. No.25265 (March 5, 1991); and Holding Company Act Rel. No. 26847 (March 20, 1998). Under the terms of the Commission's orders, Seneca's exploration and development activities are not limited to the United States. Seneca's authority for money pool borrowings extends through December 31, 2002.

         As is the case with its domestic exploration and production activities,

Seneca intends to consider investments in entities with operations in areas in

Canada where existing or planned pipeline facilities would permit reserves to be made available to gas customers of Distribution (including transportation-only customers of Distribution), or customers of other subsidiaries of National.

Foreign Energy Affiliates may develop a base of reserves or make investments in new or existing exploration ventures that, through exchanges, displacement or otherwise, will make additional and/or alternate supplies of gas available to

National's subsidiaries or their customers. Initially, Seneca anticipates that its efforts will focus on investments in Foreign Energy Affiliates with operations in the Western Canada Sedimentary Basin. Production in this area already accounts for approximately 48% of the total gas delivered to Supply for redelivery to Distribution and other customers. With the completion of the

Independence Pipeline project and/or other similar proposed pipeline projects that will increase transportation capacity from the Midwest to the Eastern

United States, Canadian gas is likely to account for an increasing percentage of all deliveries to the National system.

         Marketing & Brokering Activities: Resources and Upstate Energy, which,
         --------------------------------

as indicated, are both engaged in marketing and brokering of natural gas and other energy commodities in the United States, request authority to expand their operations into Canada, either directly or through one or more Foreign Energy

Affiliates. Specifically, Resources and Upstate Energy request authority to invest directly or indirectly through one or more Foreign Energy Affiliates up to $50 million in the aggregate of the Investment Limitation in non-utility facilities in Canada that are incidental and related to such marketing and brokering activities, including natural gas or oil storage facilities, natural gas gathering and/or processing facilities, pipeline spurs to serve industrial customers, and meters, regulators, and other similar non-utility equipment.

Resources and Upstate Energy request the Commission to reserve jurisdiction over marketing and brokering activities, directly or indirectly through investments in Foreign Energy Affiliates, in countries other than the United States and

Canada.

         It is contemplated that marketing and brokering operations of Resources and Upstate Energy and/or any Foreign Energy Affiliate in Canada will be substantially identical to the operations of Resources and Upstate Energy in the

United States, allowing, however, for such limitations or restrictions as may be imposed under applicable regulatory laws of Canada. Brokering transactions will involve acting as a middle-man, usually for a fee, in structuring transactions in energy commodities between unrelated parties. Marketing transactions may take a variety of forms. For example, marketing transactions may consist of purchases and sales of gas and other energy commodities to wholesale customers, end-use customers, and to other marketers, where the performance of the parties in most instances will be by physical delivery of the underlying commodity. Marketing transactions may also include swaps or exchanges of energy commodities, or the sale or purchase of options, exchange traded futures contracts or other derivative products, which may or may not be settled by physical delivery.


Resources and Upstate Energy may utilize, or cause Foreign Energy Affiliates to utilize, risk mitigation measures designed to minimize price and counterparty credit risk in all of these energy-related transactions and, in addition,

certain risks associated with foreign currency fluctuations. Similar risk mitigation measures are already utilized in Resources' and Upstate Energy's domestic businesses.

         Pipeline & Storage Activities: Supply requests authority to acquire,
         -----------------------------

directly or indirectly through special-purpose intermediate subsidiaries, the securities of or other interests in one or more Foreign Energy Affiliates formed to construct new pipeline and gas storage projects in Canada and other foreign countries, and to engage in development activities associated therewith.

Initially, Supply anticipates that it will focus on new projects that are planned or under construction in Canada, Mexico and/or South America.

         Supply has not, at this time, identified any foreign pipeline or storage venture in which it seeks to invest. There are, however, several

Canadian pipeline projects that are in the planning and permitting stages.

Supply requests that the Commission reserve jurisdiction over any investment by

Supply in a Foreign Energy Affiliate and undertakes to file a post-effective amendment in this proceeding describing any such proposed investment and the terms and conditions thereof.

         1.3    Source of Funds and Credit Support for Foreign Energy
                -----------------------------------------------------
                Activities.
                ----------

         National intends to provide the Non-Utility Subsidiaries with funds and credit support necessary to enable such subsidiaries to acquire the securities of or other interests in Foreign Energy Affiliates. Any investments in such subsidiaries by National will be funded by available cash and the proceeds of external financing previously approved by the Commission by order dated March

20, 1998 (Holding Company Act Rel. No. 26847) (the "Financing Order").

Borrowings by any of the Non-Utility Subsidiaries pursuant to the National system money pool to fund the activities proposed herein, and any guarantees or other form of credit provided by National to or on behalf of the Non-Utility

Subsidiaries in connection with such proposed investments, will also be subject to the terms, conditions and limitations imposed under the Financing Order.

         1.4    Protection of Domestic Utility Consumers.
                ----------------------------------------

         National undertakes that it will not seek recovery through higher rates to Distribution's customers to compensate it for any possible loss that it might sustain by reason of the foreign gas-related activities that it is proposing to engage in, or for any inadequate return on such investment.

         1.5      Relationship to Other Authorizations.
                  ------------------------------------

         By order dated February 12, 1997 in File No. 70-8651,(fn4) Resources was authorized to expand its wholesale and retail natural gas marketing and brokering business, which was originally authorized by order dated December 20,

1991 in File No. 70-7833,(fn5) to include electricity and other fuels and related activities. The Commission authorized Resources to engage in such expanded activities anywhere in the United States. The Commission reserved jurisdiction over such activities by Resources outside the United States pending completion of the record. The Commission's order in this proceeding would have the effect of modifying the February 12, 1997 order so as to permit Resources to engage in the expanded activities, directly or indirectly through one or more

Foreign Energy Affiliates, anywhere in the United States and Canada. Resources will continue to file Rule 24 certificates in the form specified in the

Commission's December 20, 1991 order, as modified by the Commission's February

12, 1997 order, provided that such reports will include a description of

Resources' activities in Canada. Such certificates will also include the name and specific purpose of any Foreign Energy Affiliate formed or acquired by

Resources and a similar description of any such Foreign Energy Affiliate's activities during the reporting period.

         Upstate Energy, as indicated, is a "gas-related company" within the meaning of Rule 58. A description of Upstate Energy's direct or indirect activities in Canada (including the amounts invested in any Foreign Energy



--------------------------------

(fn4)  See National Fuel Gas Company, et al., Holding Company Act Rel. No.
       26666.

(fn5)  See National Fuel Gas Company, Holding Company Act Rel. No. 25437.

Affiliates) will be included as part of the Form U-9C-3 report filed on its behalf by National.


ITEM 2.        FEES, COMMISSIONS AND EXPENSES.
               ------------------------------

         The fees and expenses to be incurred by applicants in connection with this Application-Declaration are estimated not to exceed $10,000.

ITEM 3.        APPLICABLE STATUTORY PROVISIONS.
               -------------------------------

         3.1      General.
                  -------

         Sections 9(a) and 10 of the Act are deemed applicable to the acquisition of the securities of or other interest in any Foreign Energy

Affiliates. Rules 23 and 54 are also deemed applicable to the proposed transactions. Sections 2(a) and 2(b) of the Gas Related Activities Act of 1990

("GRAA"), as applicable, would also apply to any direct or indirect investment in Foreign Energy Affiliates, but are not relied upon in this

Application-Declaration insofar as they would apply to Exploration & Production and Marketing & Brokering Activities in Canada.


         3.2      Analysis of Section 10 and GRAA Issues.
                  --------------------------------------

         The direct or indirect acquisition by the Non-Utility Subsidiaries of the securities of or other interest in any entity engaged in or formed to engage in any of the proposed foreign energy activities constitutes the acquisition by a registered holding company of securities and of an interest in an "other business" under Sections 9(a)(1) and 10 of the Act.

         Under Section 10(c)(1) of the Act, the Commission shall not approve a transaction meeting the requirements of Section 10(b) if it determines that such transaction would be "detrimental to the carrying out of the provisions of section 11 . . .." Under Section 11 (b)(1), the Commission is required to limit the non-utility operations of a registered holding company to businesses that are "reasonably incidental, or economically necessary or appropriate to the operations" of a registered holding company's integrated pubic-utility system.

The Commission and the courts have interpreted these provisions as expressing a

Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.(fn6)

         The applicants submit that their proposal to engage, directly or through Foreign Energy Affiliates, in Exploration & Production Activities and

Marketing & Brokering Activities in Canada satisfies the requirements of

Sections 10(c) and 11 (b)(1) of the Act without regard to Section 2(b) of the

GRAA (discussed below). Further, there is no basis for the Commission to make any negative findings under Section 10(b) with respect to any of the proposed foreign energy activities.(fn7)

         Seneca's proposal to invest in Foreign Energy Affiliates engaged in

Exploration & Development Activities in Canada in order to secure additional gas supplies clearly satisfies the requirements of Section 10(c),(fn8) as well as

Section 2(b) of the GRAA.(fn9) As indicated, Canadian gas, chiefly from western

Canada, accounts for approximately 48% of the total gas delivered to Supply for redelivery to Distribution and other customers in the United States. Canada exports more than half of the gas it produces to the U.S., and such gas now accounts for about 14% of all U.S. gas consumption.(fn10) Moreover, the pipeline



-----------------------------

(fn6) See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).

(fn7) Most of the requirements of Section 10(b) apply, by their terms, to acquisitions of utility assets and securities of public-utility companies. Those provisions are inapplicable in this case.

(fn8) See Consolidated Natural Gas Company, et al., Holding Company Act Rel. No. 17559 (May 1, 1972).

(fn9) See Columbia Energy Group, et al., Holding Company Act Rel. No. 27055 (July 30, 1999) (authorizing program of non-specific investments in Canadian exploration and production activities).

(fn10) See Inside F.E.R.C.'s Gas Market Report, May 28, 1999, p. 14 (reporting on data released by the National Energy Board of Canada). Also, in recent cases applying the integration standards of Sections 10(c)(2) and infrastructure needed to transport that gas to National's service area exists,

and projects now under construction, including the Independence Pipeline, will greatly expand the capacity of the pipeline network from western Canada to eastern U.S. markets.


         The Commission has also held that, because of the integrated nature of the United States-Canadian energy market, the conduct of energy marketing and brokering activities in Canada satisfies the functional relationship standard of

Section 11(b)(1) to the same extent as does the conduct of these activities in the United States.(fn11) Thus, the applicants submit that the proposed Marketing

& Brokering Activities in Canada will satisfy the standards of Section 10(c) of the Act without regard to Section 2(b) of the GRAA.

         Supply submits that, because of the integration of the United

States-Canadian gas markets, investments in pipeline and storage ventures formed to construct and operate new facilities in Canada would also satisfy the functional relationship standard of Sections 10(c) and 11 (b)(1) without regard to Section 2(a) of the GRAA. In this regard, prior to enactment of the GRAA, the

Commission authorized registered gas utility holding companies to acquire interests in the U.S. segments of pipeline projects built specifically for the purpose of importing Canadian produced gas.(fn12) Pipeline and storage facilities in Canada designed to serve the same purpose should be viewed in no different terms.


         Supply's proposal to acquire interests in companies engaged in pipeline and storage activities is also permitted by Section 2(a) of the GRAA, which provides, without qualification, that such activities shall be deemed, for


--------------------------

       2(a)(29)(B) of the Act to combinations of gas utility companies, the Commission has noted the importance of Canadian gas as a "common source of supply. See NIPSCO Industries, Inc., Holding Company Act Rel. No. 26975 (February 10, 1999); and Energy East Corporation, et al, Holding Company Act Rel. No. 26976 (February 11, 1999).

(fn11) See Southern Energy, Inc., Holding Company Act Rel. No. 27020 (May 13,
       1999).

(fn12) See Great Lakes Gas Transmission Company, et al., Holding Company Act Rel. No 15775 (June 29, 1967); The Columbia Gas System, Inc., et al., Holding Company Act Rel. No. 20789 (November 22, 1978).

purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of a gas utility system.(fn13) In Consolidated Natural Gas, the Commission held that the GRAA does not impose any geographic limitations on where a registered gas utility holding company may engage in permitted gas-related activities.

         The GRAA was intended to permit registered gas holding companies to compete on an equal footing with other gas companies in the development of new gas markets. To that end, Section 2(a) of the GRAA provides that the acquisition by a gas registered company "of any interest in any natural gas company or any company organized to participate in activities involving the transportation or storage of natural gas, shall be deemed, for purposes of section 11(b)(1) of the

Act, to be reasonably incidental or economically necessary or appropriate to the operations of [the system's] gas utility companies."(fn14) The proposed pipeline investment activities in this matter are thus deemed to satisfy the requirements of Section 11(b)(1) pursuant to Section 2(a) of the GRAA.

         Likewise, under Section 2(b) of the GRAA, a registered holding company may acquire an interest in any company organized to participate in activities related to the supply of natural gas, including exploration, development,

production, marketing and similar activities, without regard to the functional relationship standards of Section 11(b)(1) of the Act, if-

         (1) the Commission determines, after notice and opportunity for hearing in which the company proposing the acquisition shall have the burden of proving, that such acquisition is in the public interest of consumers of each gas utility company of


---------------------------------

(fn13) See Consolidated Natural Gas Company, et al., Holding Company Act Rel. No. 26595 (October 25, 1996).

(fn14) For purposes of Section 2(a) of the GRAA, "natural gas company" means an individual or corporation engaged in the transportation of natural gas in interstate commerce or for the sale in interstate commerce of natural gas for resale.

                  such registered holding company or consumers of any other subsidiary of such registered holding company; and

         (2) the Commission determines that such acquisition will not be detrimental to the interest of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system.


         Section 2(c) of the GRAA provides that any determination by the

Commission under Section 2(b) of the GRAA "shall be made on a case-by-case basis. . .." Further, the Commission has not heretofore granted blanket or non-specific authority to any registered holding company to invest in pipeline or storage companies outside the United States.(fn15) Accordingly, National is requesting that the Commission reserve jurisdiction over investments by the

Non-Utility Subsidiaries in Foreign Energy Affiliates, other than those engaged in Exploration & Development and Marketing & Brokering Activities in Canada

which, as stated above, satisfy the standards of Sections 10(c) and 11(b)(1) of the Act without regard to Section 2(b) of the GRAA.

         3.3    Rule 54 Analysis.
                ----------------

         Rule 54 provides that, in determining whether to approve any transaction by a registered holding company that is unrelated to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the

Commission shall not consider the effect of the capitalization or earnings of any EWG or FUCO on the holding company system if the requirements of Rule 53(a),

(b) and (c) are met. National is currently in compliance with all requirements of Rule 53(a). Specifically, National's "aggregate investment" (as defined in

Rule 53(a)(1)) in all EWGs and FUCOs is currently $117.7 million, or 25.4% of

National's "consolidated retained earnings" (also as defined in Rule 53(a)(1))

as of June 30, 1999 ($463.7 million). National is in compliance with and will


-----------------------------

(fn15) In this connection, however, Consolidated Natural Gas Company has filed an application with the Commission seeking approval for a program of investments in one or more non-designated foreign pipeline projects (see File No. 70-9321; Holding Company Act Rel. No. 26992, dated March 19,
       1999).

continue to comply with the requirements of Rule 53(a)(2), (a)(3) and (a)(4).

Further, none of the conditions or circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.



ITEM 4. REGULATORY APPROVAL.
        -------------------

         No State commission and no Federal commission, other than the

Commission, has jurisdiction over any of the proposed transactions. Acquisitions undertaken in accordance with the Commission's order in this proceeding may, in some cases, be subject to pre-merger notification filings with various U.S.

and/or foreign authorities. To the extent applicable, the applicants will comply with all such requirements before consummating any transaction.

ITEM 5. PROCEDURE.
        ---------

         Applicants request that the Commission issue a notice of filing of this

Application- Declaration as soon as practicable and that the Commission's order approving the transactions proposed herein be issued not later than September

30, 1999. If a hearing is ordered, applicants waive a recommended decision by a

Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management ("Division") may assist in the preparation of the Commission's decision, unless the Division opposes the matters proposed herein, and request that there be no waiting period between the issuance of the

Commission's order and the date on which it becomes effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS
        ---------------------------------

         The following exhibits and financial statements are made a part of this

Application- Declaration:

         (a)      Exhibits

                  F        Opinion of counsel. (To be filed by amendment).

                  G-1 Financial Data Schedule - per books. (Incorporated by reference to Exhibit 27 to the Quarterly Report of National and subsidiaries on Form 10-Q for the period ended June 30, 1999) (File No. 1-3880).

                  G-2      Financial Data Schedule - pro forma. (Inapplicable).

                  H        Proposed form of Federal Register Notice.
                           (Previously filed).

         (b)      Financial Statements

                  FS-1 Consolidated Balance Sheets of National and subsidiaries as of June 30, 1999.
                           (Incorporated by reference to Quarterly Report on Form 10-Q of National for the period ended June 30
                           1999).  (File No. 1-3880).

                  FS-2 Consolidated Statements of Income and Retained Earnings of National and subsidiaries for the period ending June 30, 1999. (Incorporated by reference to Quarterly Report on Form 10-Q of National for the period ended June 30, 1999). (File No. 1-3880).

ITEM 7.       INFORMATION AS TO ENVIRONMENTAL EFFECTS
              ---------------------------------------

         The proposed transactions outlined herein involve no major action which will significantly adversely affect the quality of the U.S. environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the matters contemplated in this Application-Declaration.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                NATIONAL FUEL GAS COMPANY


                                By: /s/ Philip C. Ackerman
                                    ----------------------
                                Title: President


                                NATIONAL FUEL GAS SUPPLY CORPORATION


                                By: /s/ Richard Hare
                                    ----------------
                                Title: President


                                SENECA RESOURCES CORPORATION


                                By: /s/ William M. Petmecky
                                    -----------------------
                                Title: Senior Vice President and Secretary


                                NATIONAL FUEL RESOURCES, INC.


                                By: /s/ William M. Petmecky
                                    -----------------------
                                Title: Secretary and Treasurer


                                UPSTATE ENERGY, INC.


                                By: /s/ William M. Petmecky
                                    -----------------------
                                Title: Secretary

Date: September 8, 1999